SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

SHAREHOLDERS’ AGREEMENT OF

NET SERVIÇOS DE COMUNICAÇÃO S.A.

This Shareholders’ Agreement is executed between the parties identified below, as follows:

(a)        EG PARTICIPAÇÕES S.A., a corporation with office at Rua Regente Feijó, nº 166, 16º andar (parte), CEP 20060-060, in the City and State of Rio de Janeiro, enrolled with the Taxpayer Identification Number (“CNPJ/MF”) under No. 15.637.676/0001-68, herein represented in accordance with its articles of incorporation (hereinafter “NEWCO”);

(b)       EMBRATEL PARTICIPAÇÕES S.A., with office at Rua Regente Feijó, 166, 16º andar, sala 1687-B, Centro, in the City of Rio de Janeiro and State of Rio de Janeiro, enrolled with the CNPJ/MF under No. 02.558.124/0001-12, herein represented in accordance with its articles of incorporation (hereinafter “EMBRAPAR”); EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL, with office at Av. Presidente Vargas, 1.012, enrolled with the CNPJ/MF under No. 33.530.486/0001-29, in the City and State of Rio de Janeiro, herein represented in accordance with its articles of incorporation; and GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A., with office at Avenida Afrânio de Melo Franco, nº 135, 5º andar, parte, Leblon, in the City of Rio de Janeiro and State of Rio de Janeiro, enrolled with the CNPJ/MF under No. 04.527.900/0001-42, herein represented in accordance with its articles of incorporation (collectively with EMBRAPAR and  EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL, hereinafter referred to as “EMBRATEL”);

and furthermore, as intervening parties,

(c)        NET SERVIÇOS DE COMUNICAÇÃO S.A., a corporation with office at Rua Verbo Divino, 1356, in the City and State of São Paulo, enrolled with the CNPJ/MF under No. 00.108.786/0001-65, herein represented in accordance with its articles of incorporation (hereinafter “NET SERVIÇOS”);

(d)       AMERICA MÓVIL S.A.B. DE C.V., a company duly organized and existing under the laws of Mexico, with address at Lago Zurich 245 – Plaza Carso, Edifício Telcel Colonia – Granada Ampliación, DF 11529, Mexico City, Mexico, herein represented in accordance with its articles of incorporation (hereinafter “AMERICA MÓVIL”); and

(e)        GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A., a corporation with office at Avenida Afrânio de Melo Franco, 135, Leblon, in the City and State of Rio de Janeiro, enrolled with the CNPJ/MF under No. 27.865.757/0001-02, herein represented in accordance with its articles of incorporation (hereinafter “GLOBO”).

WHEREAS NEWCO and EMBRATEL (the "Shareholders") are the holders, on the date hereof, of common shares (the “NET Shares”) and preferred shares issued by NET SERVIÇOS, as described in the following table:

Shareholder	Common Shares (“ON”)	% ON	Preferred Shares (“PN”)	% PN	Total Shares (ON + PN)	% Total Capital (ON + PN)
NEWCO	14,080,704	12.30%	0	0%	14,080,704	4.11%
EMBRATEL	89,446,769	78.15%	223,080,448	97.63%	312,527,217	91.13%
Total	103,527,473	90.45%	223,080,448	97.63%	326,607,921	95.23%

WHEREAS AMERICA MÓVIL indirectly holds approximately 98.1% of the total capital stock and 98.2% of the voting stock of EMBRATEL;

WHEREAS GLOBO holds approximately seventy-four point five percent (74.5%) of the total capital stock and forty-nine percent (49%) of the voting capital of NEWCO and EMBRATEL holds approximately twenty-five point five percent (25.5%) of the total capital stock and fifty-one percent (51%) of the voting capital of NEWCO;

WHEREAS NEWCO and EMBRATEL wish to establish rules with respect to the Transfer of their NET Shares, binding them to this Shareholders’ Agreement, as well as NEWCO, EMBRATEL and the intervening parties wish to regulate the exercise of the voting right of its shares of NET SERVIÇOS, in addition to other matters contained herein; and

WHEREAS, on the date hereof, the NEWCO Shareholders executed the NEWCO Shareholders’ Agreement, which (i) binds and establishes restrictions on the Transfer of shares issued by NEWCO and by NET SERVIÇOS; and (ii) establishes certain provisions that shall regulate the relationship of the NEWCO Shareholders with respect to their equity interest held in NEWCO and the relationship of NEWCO and EMBRATEL with respect to their equity interest held in NET SERVIÇOS (the “NEWCO Shareholders’ Agreement”);

NOW, THEREFORE, the parties resolve to execute this Shareholders’ Agreement, hereinafter referred to as “Shareholders’ Agreement”, pursuant to the provisions of article 118 and paragraphs of Law No. 6404/76, which shall be governed by the following terms and conditions.

1.         DEFINITIONS

1.1.      For purposes of this Shareholders’ Agreement and without prejudice to other definitions contained in the remaining Articles of this Shareholders’ Agreement, the following expressions shall have the meaning attributed to them below:

“Affiliate” means, with respect to a certain Person, any other Person directly or indirectly Controlled by, under common Control  with or which Controls the first Person;

“Shareholders” means NEWCO and EMBRATEL, as well as any of their respective successors or assigns, pursuant to the terms of and as permitted by this Shareholders’ Agreement;

“NEWCO Shareholders” means GLOBO and EMBRATEL, holders of the shares issued by NEWCO on the date hereof, as well as any of their respective successors or assigns, pursuant to the terms of and as permitted by NEWCO Shareholders’ Agreement;

“NET Shares” means the voting common shares issued by NET SERVIÇOS and held by NEWCO and by EMBRATEL, as identified in the Recitals above, as well as any common share issued by NET SERVIÇOS that NEWCO and/or EMBRATEL and/or their respective Related Parties acquire in the future, upon, without limitation, subscription in capital increase, bonus, share split, reverse split, conversion of debentures into NET Shares, conversion of preferred shares in NET Shares or exchange;

“Shareholders’ Agreement” means this Shareholders’ Agreement;

“NEWCO Shareholders’ Agreement” means NEWCO shareholders’ agreement executed on the date hereof between NEWCO Shareholders;

“BM&FBOVESPA” means BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros;

“International Channel” means the Contents the broadcast rights of which, in Brazil, do not fully belong, directly or indirectly, to a Brazilian Person;

“Content(s)” means all audio, video and audiovisual signals, (including, without limitation, channels, specific shows, pay-per-view events, walled garden, digital improvements and interactive services) which can be seen or interacted by end users by means of a television screen or video monitor;

“Control” (including the terms “controlled by”, “controlling” and “under common control with”) means the power to directly or indirectly conduct or cause conduction of the management policies of a Person, either by means of voting equity interest, by agreement or otherwise;

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which the banking institutions in Rio de Janeiro or in São Paulo, Brazil, are authorized or are required by law to remain closed;

“By-Laws of NET SERVIÇOS” means the adjusted By-Laws of NET SERVIÇOS, as approved by the shareholders of NET SERVIÇOS gathered in a Special Shareholders’ Meeting held on April 5, 2012;

“EMBRATEL” means, collectively, EMBRATEL PARTICIPAÇÕES S.A. and EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL, as defined in the preamble;

“GLOBO” means GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A., as defined in the preamble;

“ICC” means the International Chamber of Commerce;

“Relevant Matters” means the Relevant Matters Subject to Special Quorum of the Board of Directors and the Relevant Matters Subject to Special Quorum of the Shareholders’ Meeting, as the case may be;

“Relevant Matters Subject to Special Quorum of the Shareholders’ Meeting” means the matters to be resolved by the Shareholders’ Meeting of NET and its subsidiaries, as set forth in Article 4.6 of this Shareholders’ Agreement, which are deemed relevant by NEWCO and by EMBRATEL and, therefore, are subject to the resolution of a Prior Meeting of NET, with special quorum, pursuant to Article 3.5 of this Shareholders’ Agreement;

“Relevant Matters Subject to Special Quorum of the Board of Directors” means the matters to be resolved by the Board of Directors of NET and its subsidiaries, as set forth in Article 3.7 of this Shareholders’ Agreement, which are deemed relevant by NEWCO and by EMBRATEL and, therefore, are subject to the resolution of a Prior Meeting of NET, with special quorum, pursuant to Article 4.5 of this Shareholders’ Agreement;

“NET SERVIÇOS” means NET SERVIÇOS DE COMUNICAÇÃO S.A., as defined in the preamble;

“NEWCO” means EG PARTICIPAÇÕES S.A., as defined in the preamble;

“Lien” means any judicial or extrajudicial lien, encumbrance or charge, options, rights of first refusal, usufruct and other claims or restrictions of any kind;

“Operator” means the provider of Conditional Access Service (Serviço de Acesso Condicionado - “SEAC”), as defined in Law No. 12485/11 and the pay-television service providers that have still not migrated their respective grants to the new service under the system of Law No. 12485/11, i.e., (i) cable television providers, (ii) providers of multichannel multipoint signal distribution services, (iii) providers of special UHF pay-television services and/or (iv) providers of satellite signals distribution services, all present in the Brazilian market by means of a group of equipment and facilities that enable the receipt of Contents and the distribution thereof to subscribers;

“Related Parties” or “Related Party” means, with respect to any of the Shareholders, at any time, any person(s) that Control(s) it, which is(are) Controlled by it or which is(are) under common Control with this same Shareholder, or of which this Shareholder is part of the Control group;

“Person” means any individual, legal entity or unincorporated entity, governed by public or private law, including, without limitation, companies of any kind, of fact or of law, consortium, partnership (with or without limitation of liability), association, joint venture, investment funds, trust and universality of rights;

“Brazilian Person” means, (i) in the event of individuals, any individual born in Brazil or naturalized Brazilian for more than ten (10) years or, (ii) in the other cases, any Person organized under the Brazilian law, with its principal place of business and management in Brazil (as applicable), and at least seventy percent (70%) of the total and voting capital stock and Control of which are directly or indirectly held by a Brazilian Person;

“Equivalent Platform” has the meaning attributed to it in Article 3.7 (b) of this Shareholders’ Agreement;

“NET Prior Meetings” has the meaning attributed to it in Article 3.2 of this Shareholders’ Agreement;

“Transfer” (and its verbal derivatives) means the sale, promise to sell, disposition, encumbrance, assignment, usufruct, grant of put or call option, exchange, contribution to the capital stock of other company, transfer or any other form of loss of title, disposition, assignment or encumbrance, directly or indirectly, of NET Shares directly or indirectly held, at any time, by the Shareholders, as well as of the rights inherent in these NET Shares.

1.2.      Whenever this Agreement refers to a certain number of NEWCO Shares or NET Shares, such number shall be automatically adjusted in the event of any possible bonus, share split, reverse split, conversion or exchange, as approved within the scope of NEWCO or of NET SERVIÇOS, as the case may be.

2.         SHARES SUBJECT TO THE AGREEMENT

2.1.      This Shareholders’ Agreement shall be binding upon all NET Shares, representing the capital stock of NET SERVIÇOS, which NEWCO and EMBRATEL hold or come to hold in the future, which shall be subject to all provisions of this Shareholders’ Agreement, including those relating to the Transfer, Right of First Refusal for acquisition thereof, Tag-Along Right, as well as the exercise of voting rights.

2.2.      NEWCO and EMBRATEL hereby represent and warrant that they are the owners and lawful holders of the NET Shares, as well as that these shares are free and clear of any and all Liens, except, as applicable, as otherwise provided in this Shareholders’ Agreement and in NEWCO Shareholders’ Agreement.

3.         EXERCISE OF THE VOTING RIGHT IN SHAREHOLDERS’ MEETINGS AND MEETINGS OF THE BOARD OF DIRECTORS

3.1.      NEWCO and EMBRATEL agree to always attend and exercise the voting right of their shares at the shareholders’ meeting(s) of NET SERVIÇOS (“Shareholders’ Meeting of NET”), as well as to instruct and determine that the members of the board of directors of NET SERVIÇOS (“Board of Directors of NET”) designated by EMBRATEL attend and vote at all meetings of the Board of Directors of NET SERVIÇOS (“Meeting of the Board of Directors of NET”), as a group and uniformly, in all resolutions of Shareholders’ Meetings of NET and of the Meeting of the Board of Directors of NET the purpose of which are Relevant Matters, as established in the NET Prior Meeting referred to in Article 3.2 below, and subject to the provision of the following Articles.

            3.1.1.   For clarification purposes, the Parties acknowledge that the resolutions of the Shareholders’ Meeting of NET and of the Board of Directors of NET that are not Relevant Matters shall not be subject to a Prior Meeting, and: (a) the voting right in these resolutions shall be individually exercised by the Shareholders of NET SERVIÇOS or by the members of the Board of Directors of NET, as the case may be, within the scope of such meetings; and (b) the matter shall be approved in the event of affirmative vote of Shareholders of NET SERVIÇOS and/or members of the Board of Directors of NET representing the quorum set forth by law or in the By-Laws of NET.

3.2.      In order to implement the rule set forth in Article 3.1 above, the representatives of NEWCO and of EMBRATEL (or of its Related Parties holding NET Shares, as the case may be, which shall be included in the definition of NEWCO and EMBRATEL for purposes of this Article 3), shall meet before (“NET Prior Meeting”) any and all Shareholders’ Meeting of NET or Meeting of the Board of Directors of NET or of any of its subsidiaries, as the case may be, the purpose of which is to resolve on any of the Relevant Matters, to analyze, discuss, and resolve on these Relevant Matters, provided, however, that the concept of Relevant Matters and, consequently, the need for approval by GLOBO and by EMBRATEL within the scope of a Prior Meeting expressly excludes the matters related to provision of the telecommunications services provided now or in the future by NET SERVIÇOS and/or by its controlled companies.

3.3.      NET Prior Meetings shall be called by NEWCO or by EMBRATEL at least ten (10) Business Days before the corresponding Shareholders’ Meeting of NET or Meeting of the Board of Directors of NET the purpose of which is to resolve on any Relevant Matter, by means of a correspondence sent pursuant to Article 10.1 below, which may designate in writing the representatives of the Parties who shall participate in such NET Prior Meetings.

3.3.1.   NET Prior Meeting shall be held on the second (2nd) business day before the date of the Shareholders’ Meeting of NET or of the Meeting of the Board of Directors of NET or its subsidiaries, as the case may be, or on another date agreed in each case by NEWCO and by EMBRATEL, but in any event before the Shareholders’ Meeting of NET or the Meeting of the Board of Directors of NET or its subsidiaries.

3.4.      NET Prior Meeting shall occur during business hours at the headquarters of NET SERVIÇOS or in any other place acceptable to all Shareholders. A NET Prior Meeting shall be deemed regularly called if the representative(s) of NEWCO and of EMBRATEL are present at the NET Prior Meeting, regardless of the time and place.

3.5.      The Shareholders agree that approval of the Relevant Matters at a NET Prior Meeting shall be conditional upon the affirmative vote of NEWCO and of EMBRATEL at a NET Prior Meeting called and held in the form of this Shareholders’ Agreement. If the matter at issue is not approved by the representatives of NEWCO and EMBRATEL gathered in a NET Prior Meeting, then NEWCO and EMBRATEL agree to reject the proposal at the corresponding Shareholders’ Meeting of NET and to cause the members of the Board of Directors of NET designated by EMBRATEL to reject the proposal in the respective Meeting of the Board of Directors of NET, in order to maintain, in any case, the situation before the proposed resolution.

3.5.1.   EMBRATEL shall cause the Officers and members of the Board of Directors of NET SERVIÇOS designated by it to fully comply with the decisions taken at the Prior Meetings, and they shall be unconditionally subject thereto, in the form provided in article 118 and paragraphs of Law No. 6404/76, as amended.

3.5.2.   NEWCO and EMBRATEL, either by means of their representatives at a Shareholders’ Meeting, or by means of the members of the Board of Directors designated by EMBRATEL, as the case may be, agree not to prevent analysis of and/or voting, as resolved at NET Prior Meeting, on any Relevant Matter to be submitted to the Shareholders’ Meeting of NET or to the Board of Directors of NET and, furthermore, not to fail to participate in any of these meetings.

            3.5.2.1. NEWCO and EMBRATEL may, alternatively, participate in the Prior Meeting by means of videoconference or any other means of communication previously defined by the Parties.

3.5.3.   Summary minutes of the resolutions passed at NET Prior Meetings shall be drawn up, and they shall be binding, for all legal purposes, upon votes of NEWCO and EMBRATEL at the Shareholders’ Meetings of NET and of the members of the Board of Directors of NET designated in accordance with the provisions of this Shareholders’ Agreement at the Meetings of the Board of Directors of NET.

3.6.      For purposes of the provisions of this Article 3, the Shareholders’ Meetings of NET shall decide on any and all matters attributed to them by law, it being understood that the following matters shall be deemed Relevant Matters Subject to Special Quorum of the Shareholders' Meetings, and the matters relating to the provision of the telecommunications services developed by NET SERVIÇOS and/or by its controlled companies now or in the future are hereby expressly excluded from the concept of Relevant Matters, pursuant to Article 3.2 above:

(a)        any corporate restructuring of NET SERVIÇOS, including by means of consolidation, merger, merger of shares and spin-off, if this corporate restructuring (i) does not establish that NET SERVIÇOS shall be the surviving or absorbing company; (ii) involves companies or assets outside the scope of the purpose of NET SERVIÇOS; or (iii) establishes the execution of business agreements between, on the one part, any NEWCO Shareholder or any of its Related Parties and, on the other part, the counterparty of the corporate restructuring transaction and/or its Related Parties;

(b)       amendment to the By-Laws of NET SERVIÇOS with respect to the structure of the Board of Directors of NET and executive board of NET SERVIÇOS with respect to the powers and the quorum to open meetings exclusively to the extent to which such amendment affects the exercise of GLOBO’s rights, pursuant to the provisions of NEWCO Shareholders’ Agreement or to the provisions of this Shareholders’ Agreement; and

(c)        exercise by NET SERVIÇOS of its voting rights in any company controlled by it, with respect to any of the matters described in this Article 3.6.

3.7.      For purposes of the provisions of this Article 3, the Meetings of the Board of Directors of NET shall decide on any and all matters attributed to it by law, it being understood that the following matters shall be deemed Relevant Matters Subject to Special Quorum of the Board of Directors, and the matters relating to the provision of the telecommunications services developed by NET SERVIÇOS and/or by its controlled companies now or in the future are hereby expressly excluded from the concept of Relevant Matters, pursuant to Article 3.2 above:

(a)        amendment to any term or condition, termination, cancellation or non-renewal of any agreement or business relationship between NET SERVIÇOS and any Related Party of GLOBO;

(b)       execution or renewal of or amendment to any term or condition of purchase agreements for the broadcast of International Channel (“Acquisition for the Broadcast of International Channel”) by NET SERVIÇOS, it being understood that the unfavorable vote shall not apply to the event of Acquisition for the Broadcast of International Channel by means of mobile platform (including, without limitation, mobile broadband, mobile internet, mobile data, mobile data and voice transmission services, regardless of the type of device used for reception thereof). In addition, the unfavorable vote shall lose effectiveness in the following events: (i) if this International Channel that received an unfavorable vote is broadcasted or if the broadcast thereof is renewed by the Brazilian market Operator (except for NET SERVIÇOS and its Affiliates, which shall not be included in this definition) holding the largest subscribers base in the country, pursuant to data disclosed by the National Agency of Telecommunications (“ANATEL”) or by another agency or governmental entity that may replace it in the future, or if these data are no longer officially disclosed by these entities, in accordance with criteria set forth by the NEWCO Shareholders; or, furthermore, (ii) if this International Channel that received an unfavorable vote is broadcasted by an Operator and, after such broadcast, such Operator has had, in any period of three (3) consecutive months, limited to up to one (1) year after commencement of the broadcast of the International Channel, an increase of more than thirty (30) percentage points in the percentage resulting from the sum of net increases of pay-television subscribers of the Operator, divided by the sum of net increases of pay-television subscribers of NET SERVIÇOS and its direct controlled companies during the same period, in the area of provision of services of NET SERVIÇOS and its direct controlled companies, compared with the sum of net increases of pay-television subscribers of the Operator, divided by the sum of net increases of pay-television subscribers of NET SERVIÇOS and its direct controlled companies, in the area of provision of services of NET SERVIÇOS and its direct controlled companies, in the three (3) months before commencement of the broadcast of such International Channel, application of this event (ii) shall not be automatic and, for such purpose, the Shareholders agree, in good faith and before taking any action, to discuss the impact resulting from the broadcast of such International Channel on the sum of net increases of pay-television subscribers of NET SERVIÇOS and its direct controlled companies during the same period, in the area of provision of services of NET SERVIÇOS and its direct controlled companies, to analyze the convenience of broadcasting such International Channel by NET SERVIÇOS. If the shareholders have failed to reach an agreement with respect to the impact of the broadcast of such International Channel, and if such Operator has obtained, in any period of six (6) consecutive months after commencement of the broadcast, limited to up to one (1) year after commencement of the broadcast of the International Channel, an increase of more than thirty (30) percentage points in the percentage resulting from the sum of net increases of pay-television subscribers of the Operator, divided by the sum of net increases of pay-television subscribers of NET SERVIÇOS and its direct controlled companies during the same period, in the area of provision of services of NET SERVIÇOS and its direct controlled companies, compared with the sum of net increases of pay-television subscribers of the Operator, divided by the sum of net increases of pay-television subscribers of NET SERVIÇOS and its direct controlled companies, in the area of provision of services of NET SERVIÇOS and its direct controlled companies, in the six (6) months before commencement of the broadcast of the International Channel, the unfavorable vote to the broadcast of such International Channel shall automatically lose effectiveness since the net increases of pay-television subscribers of this period in the packages including such International Channel represent a significant percentage of the net increases of pay-television subscribers of the Operator in this same period. For purposes of this event (ii), the existence of a significant percentage shall be automatically characterized whenever the International Channel that received the unfavorable vote is included in the basic plan of the Operator; or, furthermore, (iii) if this International Channel that received an unfavorable vote is broadcasted by a company that uses an on-demand video services platform, regardless of the technology, equivalent to the on-demand video services platform of NET Serviços offered now or in the future and with a non-free business model (“Equivalent Platform”) for the broadcast of such International Channel and which has presented, in any three (3)-consecutive month period, an accrued growth of this respective Equivalent Platform proportionally higher than the accrued growth of the on-demand video services platform of NET Serviços and its direct controlled companies, application of this event (iii) shall not be automatic and, for that purpose, the Shareholders agree, in good faith and before taking any action, to discuss the impact resulting from the broadcast of such International Channel on the on-demand video services platform of NET Serviços and of such company to evaluate the convenience of the broadcast of such International Channel by NET SERVIÇOS in its aforementioned platform. If the shareholders fail to reach an agreement with respect to the impact of the broadcast of such International Channel, and if such company has obtained, in any six (6)-consecutive month period, an accrued growth proportionally higher than the accrued growth of the on-demand video services platform of NET Serviços and its direct controlled companies, the unfavorable vote to the broadcast of such International Channel shall automatically lose effectiveness for the broadcast thereof in an on-demand video services platform of NET Serviços and its direct controlled companies. For purposes of measuring the growth of such company, the volume of downloads monthly made by the users of Virtua service shall be taken into consideration, until the parties agree to adopt another form of measurement; and

 (c)       the exercise by NET SERVIÇOS of its voting rights in any company controlled by it, with respect to any of the matters described in this Article 3.7.

3.8.      NEWCO, EMBRATEL and NET SERVIÇOS shall neither authorize nor approve, within the scope of NET SERVIÇOS or of its controlled companies, any matter that is a Relevant Matter, pursuant to this NET Shareholders’ Agreement, and they shall neither allow nor approve any of these matters to be implemented by NET SERVIÇOS or by any company controlled by NET SERVIÇOS, without obtainment of approval thereof at a NET Prior Meeting, representing the quorum set forth in Article 3.5 above, except for the matters excluded from the powers of the NET Prior Meeting, pursuant to Article 3.2 above.

3.9.      The chair of the Shareholders’ Meetings of NET or of the Meeting of the Board of Directors of NET shall not count the vote cast in noncompliance with the provisions of this Shareholders' Agreement and/or with the procedure of the NET Prior Meeting, either within the scope of a Shareholders' Meeting of NET or of a Meeting of the Board of Directors of NET, and such vote shall be deemed null by operation of law and incapable of producing any effect to NET SERVIÇOS.

3.10.    If any director elected by EMBRATEL fails to vote in accordance with the provisions of this Shareholders’ Agreement and/or with the procedure of NET Prior Meetings, the other directors who are voting pursuant to this Shareholders’ Agreement and to the procedure of NET Prior Meetings set forth in this Shareholders’ Agreement shall validly vote on their behalf and on behalf of the director who is in breach of this Shareholders’ Agreement.

4.         BOARD OF DIRECTORS

4.1.      The Board of Directors of NET shall be composed of ten (10) sitting members and the same number of deputies, and all sitting members and respective deputies shall be elected and removed from office as exclusively and separately designated by EMBRATEL or its successors or permitted assigns.

4.1.1.   EMBRATEL shall have the right to request, at any time, removal from office of any member of the Board of Directors of NET, and NEWCO agrees to promptly perform all required actions to remove and substitute such director.

4.1.2.   In the event of removal from office, resignation, substitution or any other event resulting in the vacancy of the office of any of the members of the Board of Directors of NET, EMBRATEL shall have the right to designate his or her respective deputy (or a new deputy, if it decides to confirm the deputy originally designated to the vacant office), and NEWCO hereby agrees to vote as required by EMBRATEL.

4.2.      The rules for election and/or designation of members of the Board of Directors of NET set forth in this Article 4 and in the other Articles of this Shareholders’ Agreement, as the case may be, shall fully apply to the election and/or designation of members of the Board of Directors or any equivalent board or committee of any company directly or indirectly controlled by NET SERVIÇOS.

5.         EXECUTIVE BOARD

5.1.      The Shareholders agree that the management of NET SERVIÇOS and its controlled companies shall be professional, in order to obtain results and excellence during performance of their activities. In addition, the Shareholders agree that the persons appointed as officers of NET SERVIÇOS and its controlled companies shall have acknowledged professional merits, in addition to experience and appropriate instruction to their position and, whenever applicable, with proven technical and management qualifications.

5.2.      The specific duties and powers of the officers of NET SERVIÇOS and its controlled companies are those set forth in the by-laws and articles of organization, as the case may be, effective on the date of this Shareholders’ Agreement.

6.         OTHER OBLIGATIONS AND RIGHTS

6.1.      NET SERVIÇOS  shall immediately provide NEWCO and, in any case, within up to two (2) Business Days after the time at which they are issued and/or prepared by NET SERVIÇOS with: (i) all call notices to NET Prior Meetings, Shareholders’ Meetings of NET and/or Meetings of the Board of Directors of NET, along with all supporting documents that may be provided by NET SERVIÇOS to its shareholders and/or to the members of the Board of Directors of NET; (ii) all minutes of NET Prior Meetings, Shareholders’ Meeting of NET and/or Meetings of the Board of Directors of NET, along with all exhibits and/or related documents, as registered in its books; and (iii) other documents that may be required by NEWCO and which, pursuant to the applicable law, are available to shareholders and/or members of the Board of Directors of NET SERVIÇOS for them to be aware of the situation of NET SERVIÇOS.

6.2.      NET SERVIÇOS shall engage an independent audit company of acknowledged international reputation (big four) to audit its financial statements pursuant to the rules applicable to publicly-held companies in Brazil, which shall be prepared within up to sixty (60) days after the end of each fiscal year, it being hereby agreed that the company Ernst Young shall audit the financial statements to be prepared on the base date of December 31, 2012.

6.3.      The NET Shares may not be Transferred, encumbered or burdened during effectiveness of this Shareholders’ Agreement, directly or indirectly, to any third party, without compliance with the provisions of the Shareholders’ Agreement of NEWCO, including, without limitation, the procedures on Transfer, right of first refusal and tag-along right set forth in NEWCO Shareholders’ Agreement.

6.4.      NET SERVIÇOS represents and warrants, on its behalf and on behalf of its controlled companies, and EMBRATEL and AMERICA MÓVIL represent and warrant that they shall neither approve nor permit any change in the corporate purpose of NET SERVIÇOS and/or its controlled companies so as to contemplate activities not related to the provision of telecommunications services, except if they are already set forth in the By-Laws of NET SERVIÇOS.

6.5.      NET SERVIÇOS represents and warrants, on its behalf and on behalf of its controlled companies, and EMBRATEL and AMERICA MÓVIL represent and warrant that new agreements with NEWCO Shareholders’ Related Parties shall always be executed on an arm’s length basis and under the same conditions under which they would be executed with unrelated third parties.

6.6.      NET SERVIÇOS represents and warrants, on its behalf and on behalf of its controlled companies, and EMBRATEL and AMERICA MÓVIL represent and warrant that they shall neither approve nor permit:

(a)               the alienation, loan, assignment, encumbrance, transfer or other disposition of assets by NET SERVIÇOS or its controlled companies that significantly jeopardize the provision, by NET SERVIÇOS or by its controlled companies, of telecommunications services;

(b)               the acquisition, by NET SERVIÇOS and/or its controlled companies, of assets not related to the provision of telecommunications services and the amount of which, individually, exceeds ten percent (10%) of the total amount of the assets of NET SERVIÇOS;

(c)        the acquisition by NET SERVIÇOS and/or its controlled companies of equity interest in companies or assets the activities of which do not relate to the provision of telecommunications services by NET SERVIÇOS or by its controlled companies.

6.7.      For purposes of defining the variable remuneration plan of executives, the Conditional Access Service (SeAC) shall receive at least an equitable treatment with respect to the other services provided now or in the future by Net Serviços and its controlled companies.

6.8       NET SERVIÇOS represents and warrants, on its behalf and on behalf of its controlled companies, and EMBRATEL and AMERICA MÓVIL represent and warrant that they shall not make and that NET SERVIÇOS shall not make any redemption of NET Shares that (i) excludes and/or changes the equity interest held by NEWCO in the capital stock of NET SERVIÇOS and/or (ii) affects or changes in any way the rights of NEWCO and/or GLOBO, pursuant to the provisions of this Shareholders’ Agreement and/or of the Shareholders’ Agreement of NEWCO.

6.9       Any of the Shareholders and of the intervening parties shall have the right to request NET SERVIÇOS, in which case NET SERVIÇOS shall deliver to those who request it, within up to two (2) Business Days after delivery of the corresponding request, a written statement signed by the legal representatives of NET SERVIÇOS, declaring that the representations, warranties and obligations assumed by NET SERVIÇOS have been fully complied with after the date hereof and remain fully complied with, in accordance to this Shareholders’ Agreement.

7.         CONFLICT RESOLUTION AND ENFORCEMENT OF THE AGREEMENT

7.1.      The Shareholders and GLOBO agree that all conflicts arising out of this Shareholders’ Agreement and of the transactions contemplated herein shall be finally, solely and exclusively resolved by arbitration, which shall be conducted in Portuguese and English in the city of Rio de Janeiro, State of Rio de Janeiro, pursuant to the Rules of Arbitration of the International Chamber of Commerce ( “ICC”). The procedures shall be transcribed in Portuguese and English. Arbitration shall be conducted by an arbitral tribunal composed of three (3) arbitrators. The arbitrators who shall compose the arbitral tribunal shall be chosen as follows: (a) the first arbitrator shall be designated by the party commencing the arbitration, at the time of presentation of the request for arbitration; (b) the second arbitrator shall be designated by the counterparty, upon presentation of its answer (which shall occur thirty (30) days after receipt of the request for arbitration by the counterparty); and (c) the third arbitrator (who shall be the chair) shall be designated by the parties subject to the arbitration within thirty (30) days after designation of the second arbitrator or, if the parties fail to reach an agreement on the designation, by the ICC International Court of Arbitration. The arbitral award shall be final, conclusive and binding with respect to the Shareholders and to GLOBO, and any decision contained in the arbitral award shall be acknowledged and enforceable in any court of competent jurisdiction. The Shareholders and GLOBO agree that the arbitration shall be granted strict confidential treatment and that no information or document, including any motion or documents, exchanged or produced in such arbitration (including, without limitation, dossiers and other documents submitted or exchanged, any testimony or oral statement, and any award) shall be disclosed outside the scope of the arbitral tribunal, of the Secretariat of the ICC International Court of Arbitration, of the parties, of their counsel and of any other person required for conduction of the arbitration, except as required in proceedings to acknowledge or enforce the arbitral award, if any, or in order to comply with disclosure obligations imposed by any applicable law.

7.2.      The Shareholders and GLOBO agree that the arbitration proceedings described in Article 7.1 are the only and exclusive form by means of which the Shareholders shall resolve conflicts arising out of or relating to this Shareholders’ Agreement; it being agreed, however, that the Shareholders and GLOBO expressly agree that no provision of this Shareholders’ Agreement shall prevent the Shareholders and GLOBO from submitting any matter to the courts, for which purpose the parties hereby elect the courts of the Judicial District of the City of Rio de Janeiro, for the sole purpose of obtaining a provisional remedy or injunctive relief required only to maintain the status quo or otherwise to prevent irreparable damage to any of the parties and/or to GLOBO pending the outcome of the arbitration.

7.3.      The payment of indemnity for losses and damages as a result of failure to comply with the provisions of this Shareholders’ Agreement shall not be sufficient, and it shall neither exclude the specific performance contemplated herein by the Shareholders and/or by GLOBO nor exempt the party responsible for breach of this Shareholders’ Agreement from the other consequences provided by law.

7.4       The obligations set forth in Article 6 are set forth not only to the benefit of the Shareholders, but also to the benefit of GLOBO, and compliance with such obligations may be claimed by the Shareholders and/or by GLOBO on their own behalf, pursuant to the provisions of the head and sole paragraph of article 436 of the Brazilian Civil Code. Such provision to the benefit of GLOBO is agreed without reserving the right of substitution set forth in article 438 of the Brazilian Civil Code.

8.         TERM OF THE AGREEMENT

8.1.      This Shareholders’ Agreement shall be effective for as long as GLOBO (its successors or assigns) hold, directly or indirectly, at least ten million two hundred and fifty thousand six hundred and forty-eight (10,250,648) NEWCO Shares, regardless of their type and of the percentage they represent with respect to the voting or total capital stock of NEWCO.

9.         PUBLICITY AND REGISTRATION OF THE AGREEMENT

9.1.      This Shareholders’ Agreement shall be filed at the headquarters of NET SERVIÇOS and recorded in its respective corporate books and records, and the provisions contained herein shall be observed by NET SERVIÇOS in accordance with and for the purposes set forth in article 118 of Law No. 6404/76. NEWCO and EMBRATEL shall cause annotation, at the margin of the registered share register related to the shares issued by NET SERVIÇOS and owned by NEWCO and by EMBRATEL, of the following text: “The shares represented by this record, including the transfer or encumbrance thereof on any account or the exercise of voting rights are subject to the liens and to the system of the Shareholders’ Agreement of NET SERVIÇOS dated December   , 2012, under penalty of ineffectiveness of the transfer, encumbrance or of the exercise of voting rights.”

10.       GENERAL PROVISIONS

10.1.    Any warning, notice, request or communication relating to this Shareholders’ Agreement, as well as any communication involving NET SERVIÇOS, the Shareholders and the intervening parties, including to provide or receive information, shall be sent by mail or fax or otherwise, return receipt requested, to the respective representatives, located at the addresses informed below:

(i)                 if to NEWCO:

EG PARTICIPAÇÕES S.A.

Rua Regente Feijó, No. 166 – 16th Floor - Part

Zip Code: 20.060-060

Rio de Janeiro - R J

Attn.: Isaac Berensztejn and Antônio Oscar de Carvalho Petersen Filho

Fax: 55 (21) 2121-6370

(ii)                if to EMBRATEL

EMBRATEL PARTICIPAÇÕES S.A.

Rua Regente Feijó, No. 166, 16th Floor, Room 1687-B

Rio de Janeiro - RJ

Attn.: Isaac Berensztejn and Antônio Oscar de Carvalho Petersen Filho

Fax: 55 (21) 2121-6370

With copy to:

Xavier, Bragança Advogados

Avenida Rio Branco, No. 1, 14o Floor, “A”,

Rio de Janeiro - R J

Brazil

Fax: 55 (21) 2272-9216

Attn.: Alberto de Orleans e Bragança or Marcos Medeiros Coelho da Rocha

(iii) if to GLOBO

attn. GLOBO COMUNICAÇÕES E PARTICIPAÇÕES S.A.

Av. Afrânio de Melo Franco No. 135, 1st Floor

22430-060, Rio de Janeiro - RJ

Brazil

Fax: (21) 2512-5046

Attn.: Rossana Fontenele Berto

Fax: (21) 2540-4731

Attn.: Antônio Cláudio Ferreira Netto

With copies to:

Souza, Cescon, Barrieu e Flesch Advogados

Avenida Funchal, No. 418, 11th Floor

São Paulo – SP

Brazil

Fax: 55-11-3089-6565

Attn.: Maria Cristina Cescon

10.1.1. The communications made pursuant to the provisions of this Article 10.1 shall be deemed delivered (i) at the time of transmission, whenever they are transmitted by fax during business hours at the place of destination; (ii) at 9:00 a.m. of the Business Day immediately following the date of transmission, whenever transmitted by fax outside business hours at the place of destination; and (iii) at 9:00 a.m. of the third Business Day following the day of dispatch, whenever sent by courier.

10.1.2. The parties may change their respective addresses informed above, whenever the new address is located within the Brazilian territory, by means of a communication sent to all other parties.

10.1.3. AMERICA MÓVIL agrees to maintain an attorney-in-fact resident in Brazil with sufficient powers to receive any summons and notification relating to this Shareholders’ Agreement. The aforementioned attorney-in-fact may only be substituted or have his or her powers revoked after a written communication delivered to NEWCO pursuant to the provisions of this Article.

10.2.    AMERICA MÓVIL executes this agreement as guarantor and it is jointly and severally liable with EMBRATEL for compliance with all obligations of EMBRATEL set forth in this Shareholders’ Agreement.

10.3.    Any amendment to this Shareholders’ Agreement shall only be valid if made in writing and signed by all Shareholders and by the intervening parties.

10.4.    This Shareholders’ Agreement governs all relationships with respect to the matters that are the subject matter hereof, provided the applicable provisions of NEWCO Shareholders’ Agreement, revoking and fully substituting, upon obtainment of all applicable authorizations, any prior agreement, whether oral or written, with respect to NET SERVIÇOS.

10.5.    This Shareholders’ Agreement shall be binding upon the parties and their successors and permitted assigns on any account. Provided the events expressly contemplated herein, the obligations and rights of this Shareholders’ Agreement may neither be assigned nor transferred, wholly or in part.

10.6.    This Shareholders’ Agreement shall be governed by the laws of the Federative Republic of Brazil, subject to the provisions of article 118 of Law No. 6404/76. Any conflict resulting from or relating to the provisions of this Shareholders’ Agreement, individually or collectively with the By-Laws of NET, including with respect to the respective validity, effectiveness and interpretation, as well as with the rules enacted by the Brazilian National Monetary Council, Brazilian Central Bank and Brazilian Securities Commission shall be resolved by arbitration. Arbitration shall be conducted by one or more arbitrators chosen in the form set forth in this Shareholders’ Agreement.

10.7.    This Shareholders’ Agreement is executed in Portuguese. A non-sworn translation of this Shareholders’ Agreement into English is attached hereto for reference purposes. In the event of inconsistency between the Portuguese and English versions, the Portuguese version shall prevail.

10.8.    The Shareholders shall perform all required actions to cause the members of the Board of Directors of NET and/or of the executive board of NET SERVIÇOS not to approve the grant of a loan from NET SERVIÇOS to controlling companies or to any other company that is neither directly nor indirectly controlled by NET SERVIÇOS.

10.9.    The Shareholders agree not to execute with third parties and to cause its Affiliates not to execute with third parties any concurrent shareholders’ agreement governing the exercise of voting rights with respect to NET SERVIÇOS or with respect to the transfer of its shares. NET SERVIÇOS shall neither record nor annotate any document executed in noncompliance with the provisions of this Article 10.9.

10.10.  NET SERVIÇOS shall comply with and observe any and all shareholders’ agreements to which the NET Shares are subject and of which it has been notified and/or to which it is an intervening party for all applicable purposes of those agreements and of this Shareholders’ Agreement.

IN WITNESS WHEREOF, the Shareholders of NET SERVIÇOS, as well as the intervening parties, execute this instrument in six (6) counterparts of equal contents and effect, along with two (2) witnesses.

São Paulo, December 21, 2012.

___________________________________________

EG PARTICIPAÇÕES S.A.

___________________________________________

EMBRATEL PARTICIPAÇÕES S.A.

___________________________________________

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

___________________________________________

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

___________________________________________

NET SERVIÇOS DE COMUNICAÇÃO S.A.

___________________________________________

AMERICA MÓVIL S.A.B. DE C.V.

________________________________________________

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.

Witnesses:

1. _______________________________ Name: ID:	2. _______________________________ Name: ID:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 26, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.